FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

POLICY ON TRANSACTIONS WITH RELATED PARTIES OF

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Approved at a Meeting of the Company's Board of Directors

held on February 6th, 2020.

Policy on Transactions with Related Parties of Companhia Brasileira de Distribuição (CBD)

I               - Introduction

1.                            The Board of Directors of Companhia Brasileira de Distribuição (hereinafter, “CBD” or the “Company”) has decided to improve current procedures to ensure that transactions between (i) CBD and/or (ii) its subsidiaries (“Subsidiaries”) and parties related thereto are performed in the best interest of CBD and/or said Subsidiary, as the case may be, and are based on the principles of transparency and commutativity (i.e., agreements executed under principles of fairness, good faith, and legal certainty, through which both contracting parties are aware of their rights and obligations). Likewise, this Policy (hereinafter, the "Policy") aims at preventing and managing situations involving potential conflict of interests when transactions with such related parties are made.

II         - Definitions

2.1.      Company  means CBD or its Subsidiaries.

2.2.      Subsidiary means the company in which the Company, whether directly or through other Subsidiaries, holds shareholder rights that permanently assure such shareholder a preponderance in corporate resolutions and the power to elect a majority of management members.

2.3.      Controlling Company means the individual, the company, or a group of individuals or companies bound by a voting agreement that, whether directly or through other Subsidiaries, holds shareholder rights that permanently assure its preponderance in the corporate resolutions of a given company and the authority to elect most of its management members.

2.4.      Significant Influence means the authority to take part in a company's political, financial,  and operational decisions, but without any individual or joint control over those decisions..

2.5.      Close members of a person's family means members of whom one can expect to be able to influence or to be influenced by such person when those members do business with the Company, and they include:

(a)              the children of such person, the spouse or common-law spouse;

(b)             the children of the spouse of the person or common-law spouse; or

(c)              dependents of the person, his/her spouse or common-law spouse.

2.6.      Related Party means, for the purposes of this Policy, pursuant to applicable regulations, in particular CVM Deliberation No. 642/10 and CVM Instruction No. 480/09, the individual or organization that is connected to the Company, as follows:

(a)                         An individual, or a close family member, is related to the Company if:

(i)                           he/she has full or shared control of the Company;

(ii)                         he/she has a Significant Influence over the Company; or

(iii)                      is a member of the key management staff of the Company or its Controlling Company;

(b)                         An organization is related to the Company if any of the following conditions are met:

(i)

such organization and the Company are members of the same economic group (meaning that the Controlling Company and each subsidiary are interrelated, and the organizations under common control are also interrelated among them);

(ii)

such organization is affiliated or controlled jointly (in a joint venture) with the Company (or affiliated or controlled jointly by an organization making part of an economic group of which the Company is a member);

(iii)	such organization and the Company are under joint control (joint venture) of a third organization;
(iv)	such organization is under joint control (joint venture) of a third organization and the Company is affiliated with that third organization;
(v)	such organization is a post-employment benefit plan the beneficiaries of which are employees of both organizations, the Company and the related organization;
(vi)	such organization is controlled, either fully or jointly, by an individual as described in section (a) above;
(vii)	an individual identified in letter (a)(i) has Significant Influence on the organization, or is a member of key management staff of such organization (or the Controlling Company of such organization);
(viii)

such organization, or any member of a group of which it is a member, provides key personnel services to the management of the reporting organization or to the Controlling Company of the reporting organization.

For the purposes of defining a Related Party, an affiliate company includes subsidiaries of that affiliate, and a joint venture includes subsidiaries of a joint venture. Thus, for example, the subsidiary of an affiliate company and the investor that has Significant Influence over such affiliate company are related parties to each other.

2.7.        Unrelated Parties means, for the purposes of this Policy, any individual or organization that is not included or covered under the definition of Related Party, including:

(a)                organizations that have only one management member or other key management personnel in common with the Company, or in which a key member of the Company's management exercises Significant Influence over the other organization;

(b)               two entrepreneurs together simply by sharing joint control over a joint venture;

(c)                organizations that provide financing;

(d)               trade unions;

(e)                organizations that provide public services;

(f)                government departments and agencies that do not control, fully or jointly, or exercise Significant Influence over the reporting organization, simply because of its normal business with the organization (even if they may affect such organizations's freedom of action or take part in its decision-making process); and

(g)               customer, supplier, franchisor, dealer, distributor, or general agent with which the organization has a significant business volume, merely because of the resulting economic dependence.

2.8.      Key Personnel of the Management means individuals who have the authority and responsibility for planning, directing, and controlling the Company's activities, directly or indirectly, including any manager (executive officer or otherwise) of that Company.

For the purposes of this Policy, Key Personnel of the Management, for instance, are considered to be members of the Board of Directors, the Fiscal Council (if established), the Company's Advisory Committees and Executive Officers of both the Company and the companies controlled by the Company.

2.9.      A Transaction with a Related Party means the transfer of goods, rights, resources, services or obligations, directly or indirectly, between the Company and a Related Party, regardless of whether a price in return is charged or not.

2.10.    Significant Amount means the amount of twenty-five million Reals (R$ 25,000,000). For the purposes of this Policy, a Transaction with Related Party involving a Significant Amount is one that, in a single deal or a set of deals over 12 (twelve) months, reaches an amount higher than the Significant Amount.

III - Procedures, Principles and Approvals

Identification of Related Parties

3.                  Each key person of the Management shall answer every year a questionnaire intended to collect information on the parties related thereto, in accordance with the definitions of this Policy, and any transactions between them and the Company of which he/she is aware of, provided that he/she must also ask to the close members of his/her family about it.

4.                  The Company's Legal Department will keep a record with the Related Parties' registration data, which must be consulted by those responsible for transactions to ascertain whether the transaction in question should be considered a Transaction with a Related Party.

Identification of Potential Transactions with Related Parties

5.                  Key personnel of the Company's Management shall be provided with guidance, and periodically directed, about their obligation to report to the Company's Legal Department any potential Transaction with Related Party of which he/she becomes aware.

6.                  Each potential Transaction with Related Party reported will be reviewed by the Company's Legal Department to determine whether the transaction is actually a Transaction with Related Party subject to the procedures of this Policy.

7.                  If a transaction is deemed as a Transaction with a Related Party, the Company's Legal Department must rate it by the amount involved in determining the procedures to be followed as set forth in this Policy.

Formalization

8.                   The Transactions with Related Parties must be made formal by the execution of a document in writing, specifying their main characteristics and conditions, such as: overall price, unit price, terms, guarantees, liability for collecting taxes, payment of fees, permits to be obtained, among other. These characteristics should also expressly include the possibility for the Company to terminate any Transaction with Related Party of continuous nature, under conditions equivalent to those available in contracts with unrelated parties.

9.                  The Company's managers and employees must respect the existing ordinary flow for negotiation, analysis and approval of transactions within the Company, and should not intervene in order to influence the contracting of Related Parties in disagreement with such flow.

Governance for Assessing Transactions with Related Parties

10.               As soon as a transaction is deemed as a Transaction with a Related Party, an assessment committee (“Assessment Committee”) will be created, composed of members (i) of the Corporate Legal Department; (ii) of the area responsible for contracting the Transaction with Related Party; (iii) of accounting area; (iv) of the Indirect Purchasing Center area (if there is a competitive process for such hiring); and (v) other areas deemed necessary. Such Assessment Committee will be responsible for reviewing the Transaction with Related Party and checking compliance with the conditions set forth in this Policy.

11.               During the negotiation of the Transaction with a Related Party, the principle of competitiveness must be observed, and all such transactions must be formalized with prices and conditions of services compatible with those practiced in the market, and the principle of equity, observing the same principles and procedures that guide negotiations conducted by the Company with independent parties.

Transactions with Related Parties for an amount equal to or lower than the Significant Amount

12.               If the Transaction with Related Party involves an amount equal to or less than the Significant Amount, it will be subject to (i) prior review by the Assessment Committee; and (ii) formal approval by the Company's Corporate Governance and Sustainability Committee.

Transactions with Related Parties for an amount exceeding the Significant Amount

13.               If the Transaction with Related Party involves an amount exceeding the Significant Amount, it will be subject to (i)  prior review by the Assessment Committee; (ii) review by the Corporate Governance and Sustainability Committee; and (iii) formal approval by the Board of Directors, subject to the provisions of paragraph 15 below.

14.                The Board of Directors, at its discretion, shall have access to all documents connected to Transactions with Related Parties, including any technical opinions received by the prior instances and their own reviews, as the case may be.

15.               The Board of Directors, on its own initiative or upon recommendation by the Corporate Governance and Sustainability Committee, may determine that the transaction, due to its relevance or other characteristics that the Board of Directors may consider relevant, to be reviewed by a independent special committee that has been created and deliberates pursuant to CVM Guidance Opinion No. 35 (the “Special Committee”).

16.               The Board of Directors or the Corporate Governance, Sustainability and Innovation Committee, as the case may be, may approve the Transaction with Related Party if it concludes, in good faith, that such transaction is fair and in the best interest of the Company.

17.               The Board of Directors or the Corporate Governance and Sustainability Committee may, at its discretion, make the approval of the Related Party Transaction subject to such changes as it deems necessary for the transaction to be executed fairly and in the best interest of the Company or its Subsidiary, as the case may be.

Annual Revision

18.               The Corporate Governance and Sustainability Committee and the Board of Directors will annually review all Transactions with Related Parties on a continuous basis (“Continuous Transactions”) to determine whether it is in the Company's interest that such transactions continue or, if applicable, determine that the Board of Executive Officers terminate or renegotiate such contracts in order to adapt them and make them to comply with best market practices then in force1.

19.               For the purposes of this Policy, Continuous Transactions are considered to be those transactions (i) that were effective as of December 31 of the previous fiscal year, unless early maturity or termination of contracts occurs (as the case may be); and (ii) on an ongoing basis, that is, whose obligations and/or rights must be exercised on a continuous basis for a certain period of time, as set forth in the contract, including, during such period, periodic installments or counterparts agreed between the parties.

20.         The Corporate Legal Department, which is the area responsible for contracting the Transaction with Related Party and the Management Control area shall prepare every year a Memorandum on to the Continuous Transactions, accompanied of studies and recommendation of the contracting area responsible for keeping the Transaction with Related Party Transaction, considering the proof that such transaction still occurs under market conditions and if the reasons that justify its contracting are still kept.

Approval of Transactions with Related Parties that must be submitted to the general meeting of shareholders by virtue of law

21.            In the case of Transactions with Related Parties that must be approved by the general meeting of shareholders by virtue of law, the transaction shall be reviewed by a Special Committee.

1 In order to determine the area or department responsible for whether approving or not the continuation of the transaction, the Company's Corporate Legal Department shall, based on the information received from management on the transactions, consider the remaining balance, if any, or the amount used within the 12 months of the previous year, whichever is greater.

22.                A Special Committee shall also examine a Transaction with Related Party involving a controlled company or common control of CBD that is not a publicly-held company, in the events such transaction, if performed directly by CBD, should be approved by the general meeting of shareholders of CBD.

Impediment

23.               In situations in which Transactions with Related Parties require approval under this Policy, the individual involved in the process of approval that has a potential private benefit or conflict of interests with the decision to be made shall declare him/herself unable, explaining its involvement in the transaction, and, if requested, providing details of the transaction and the parties involved. Such inability must appear on the minutes of the meeting of the corporate area responsible for making a decision on the transaction, and that individual shall move away from the discussions and decisions.

IV.    - Criteria for approval of Transactions with Related Parties

24.               Upon reviewing Transactions with Related Parties, the Corporate Governance and Sustainability Committee, the Board of Directors, or the Special Committee, as the case may be, shall consider the following factors, among others that it deems relevant for the analysis of a specific transaction:

(a)                         whether there are clearly demonstrable reasons, from the perspective of the Company's business, so as to recommend that such Transaction with Related Party is performed;

(b)                         if such transaction is carried out on terms at least equally favorable to the Company if compared to those generally available on the market or those offered to or by a third party not related to the Company, under equivalent circumstances;

(c)                         the conclusions of reviews performed or opinions issued by a specialized and independent company, if any;

(d)                         whether or not a competitive process has been carried out for said hiring and its outcome;

(e)                         the pricing method used and other possible alternative pricing methods for the transaction; and

(f)                          other aspects that may be considered relevant.

25.                In cases where it is not possible to conduct a competitive process to prove that market conditions are present, the area responsible for the Transaction with Related Party at issue shall provide a written justification stating why (i) it is not possible to carry out a competitive process; or (ii) the competitive process would not be the most appropriate method for reviewing that transaction; in addition, it shall present any documents that may be used to support the understanding that such Transaction with Related Party will be in the best interest of the Company and/or its Subsidiaries.

26.               In the process of approving Transactions with Related Parties, the Corporate Governance and Sustainability Committee, the Board of Directors or the Special Committee, as the case may be, shall review the following information, as well as other ones that it deems relevant to review a specific transaction:

(a)                          the terms of such transaction;

(b)                         the interest of the Related Party;

(c)                          the purpose and timing of the transaction;

(d)                         if the Company is a party to the transaction and, if not, the nature of its role therein;

(e)                          if the transaction involves the sale of an asset, the description of the asset, including the date of acquisition and the accounting value or the cost attributed;

(f)                           information on potential counterparts to the transaction;

(g)                          the approximate financial amount of the transaction as well as the amount of the Related Party's interest;

(h)                         description of any allowances or restrictions imposed on the Company as a result of the execution of such transaction;

(i)                           whether the transaction involves any reputational risk to the Company; and

(j)                           any other information that may be relevant to the shareholders and the investors in general, considering the circumstances of a specific transaction.

V - Transactions with Related Parties that have not been subject to the procedures of this Policy

27.               If members of the Management or associates become aware of any Transaction with Related Party that has not been subject to the approval procedures set forth in this Policy prior to its formal execution, such transaction shall be referred to the Corporate Governance and Sustainability Committee or the Board of Directors of the Company, as the case may be. Such body shall perform the analysis in the manner established in this Policy and shall also consider all options available to the Company, including ratification, amendment or termination of the transaction.

28.               The Company's Corporate Governance and Sustainability Committee or the Board of Directors, as the case may be, shall also examine the facts and circumstances connected to the lack of submission of the transaction to the approval pursuant to this Policy, and shall adopt such measures as it deems appropriate to ensure the effectiveness of the Policy.

VI - Transactions with Related Parties that are not subject to comply with the procedures of this Policy

29.               The fixed, variable compensation, remuneration based on shares and other benefits provided to the members of the Board of Directors and to the Statutory Executive Officers of the Company are not subject to the procedures of this Policy, provided that their total amount has been approved by the Company's general meeting of shareholders, pursuant to the Brazilian Law 6,404/76, or by the Board of Directors, as the case may be.

30.               Transactions with the purpose of granting guarantees by the Company under lease agreements involving the Statutory Board of Executive Officers or employees of the Company or its subsidiaries or affiliates, shall also be free from the procedures of this Policy.

31.                The following Transactions with Related Parties, as long as they are performed on an ordinary and recurring basis by the Company, will also be free from complying with the procedures of this Policy, regardless of the amount involved, and they shall only be reported to the Corporate Governance and Sustainability Committee by means of a Memorandum prepared by the Corporate Legal Department, namely:

(a)                    the granting of guarantees by the Company to its Subsidiaries or affiliates, provided that the terms and conditions previously approved by the Board of Directors are observed;

(b)                   operations having the purpose of promoting the apportionment or reimbursement of expenses between the Company and its Subsidiaries or affiliates;

(c)                    operations intended to promote the sharing or transfer of know-how and technology between the Company and its Subsidiaries or affiliates;

(d)                   operations intended to assign the use or sharing of space between the Company and its Subsidiaries or affiliates; and

(e)                    operations intended to provide back-office services between the Company and its Subsidiaries or affiliates.

32.               Those Transactions with Related Parties involving amounts up to the Significant Amount and that are identical to those already reviewed by the Company's Corporate Legal Department during the twelve (12) months prior to their execution shall not be subject to the procedures of this Policy either.

33.               The aggregate amounts of transactions to be entered that do not have to comply with the Policy procedures under section 32 hereinabove shall not exceed the Significant Amount in twelve (12) months for each type of transaction. The review and approval of transactions that eventually exceed such limit and the subsequent ones of the same type shall comply with the applicable terms of this Policy.

34.               Transactions performed between the Company and any company whose capital stock, directly or indirectly, is wholly owned by the Company, as well as transactions carried out between any companies whose capital stock, directly or indirectly, is wholly owned by the Company, are not subject to the procedures of this Policy either.

VII - Noncompliance with the rules of this Policy

35.               Any violation of the provisions of this Policy that comes to the knowledge of the Company's management shall result in the adoption of appropriate measures to make the Policy effective, and it must also be reported to the Corporate Governance and Sustainability Committee. The Company may, at its sole discretion, adopt any corrective and/or disciplinary measures sanctioning the violators of this Policy.

VIII - Disclosure of Transactions with Related Parties

36.               Pursuant to the provisions of article 247 of Brazilian Law 6,404/76, CVM Deliberation No. 642/10, and CVM Standard No. 480/09 and the standards governing the sol-called Novo Mercado (Novo Mercado: 2018 Listing Rules for the New Brazilian Stock Exchange Market, called B3), the Company shall disclose the Transactions with Related Parties, providing sufficient details enabling the identification of the Related Party and of all the essential conditions connected to the transactions. The disclosure of these information will be made in a clear and accurate way, in the notes to the Company's financial statements, according to the applicable accounting standards, without prejudice to the duty of making their wide disclosure to the market, in the cases provided in CVM Standard No.480/09, annex 30-XXXII or when the transaction involves a material fact.

This Policy was approved at a Meeting of the Company's Board of Directors held on February 6th, 2020.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.